UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

PHILLIPS 66 PARTNERS LP
(Name of issuer)

Common Units Representing Limited Partner Interests
(Title of class of securities)
718549 207
(CUSIP number)
Paula A. Johnson
Vice President, General Counsel and Secretary
2331 City West Boulevard
Houston, Texas 77042
(855) 283-9237
(Name, address and telephone number of person authorized to receive notices and communications)
August 1, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 2 of 7

1.	Name of Reporting Person; PHILLIPS 66
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 75%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 3 of 7

1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 75%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 4 of 7

1.	Name of Reporting Person: PHILLIPS 66 PROJECT DEVELOPMENT INC.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 169,760,137
	9.	Sole dispositive power 0
	10.	Shared dispositive power 169,760,137
11.	Aggregate amount beneficially owned by each reporting person 169,760,137
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 75%
14.	Type of reporting person CO

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 5 of 7

Explanatory Note: This Amendment No. 7 (this "Amendment") amends and supplements the statement on Schedule 13D concerning the common units representing limited partner interests ("Common Units") in Phillips 66 Partners LP (the "Issuer") filed by Phillips 66 ("PSX"), Phillips 66 Company ("P66 Company") and Phillips 66 Project Development Inc. ("P66 PDI" and, together with PSX and P66 Company, the “Reporting Persons”) on March 11, 2014, as amended by Amendment No. 1 dated December 1, 2014, Amendment No. 2 dated March 2, 2015, Amendment No. 3 dated May 13, 2015, Amendment No. 4 dated May 10, 2016, Amendment No. 5 dated October 14, 2016, and Amendment No. 6 dated October 6, 2017 (the "Initial Statement"). The Initial Statement shall not be modified except as specifically provided herein.

Item 2.    Identity and Background.
Item 2 of the Initial Statement is hereby supplemented as follows:

The information required by subparagraphs (a), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule I attached hereto and is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration.

On July 24, 2019, the Issuer entered into a Partnership Interests Restructuring Agreement (the “Agreement”) with Phillips 66 Partners GP LLC (the "General Partner"), a wholly owned subsidiary of P66 PDI. Pursuant to the Agreement, the Issuer agreed to issue 101,000,000 common units (the "Common Units") representing limited partner interests in the Issuer in exchange for the General Partner canceling all of the outstanding incentive distribution rights of the Issuer, all of which were held by the General Partner, and converting the General Partner's approximately 2% general partner interest in the Issuer into a non-economic general partner interest. The Common Units were issued to P66 PDI on August 1, 2019, in connection with the closing of the Acquisition.

The foregoing descriptions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement filed as Exhibit 1 hereto, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended and supplemented as follows:
The purpose of the acquisition by P66 PDI of the Common Units that were the subject of the Agreement is for general investment purposes.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interests in Securities of the Issuer.
Item 5 of the Initial Statement is amended and supplemented as follows:
(a) P66 PDI beneficially owns 169,760,137 Common Units, representing approximately 75% of the Issuer’s outstanding Common Units. The percentage of limited partner interests owned by P66 PDI is based upon 225,938,423 Common Units outstanding as of August 1, 2019, based on information provided by the Issuer. P66 Company owns all of the common stock of P66 PDI and PSX owns all of the common stock of P66 Company. Accordingly, PSX and P66 Company may be deemed to share beneficial ownership of the Common Units held by P66 PDI.
(c) Except as set forth in Item 3 of this Schedule 13D, P66 PDI has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither P66 Company, PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

CUSIP NO. 718549 207	SCHEDULE 13D/A	Page 6 of 7
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented as follows:
Item 3 above summarizes certain provisions of the Agreement and is incorporated herein by reference. A copy of the Agreement is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1
Partnership Interests Restructuring Agreement dated as of July 24, 2019, by and among Phillips 66 Partners LP and Phillips 66 Partners GP LLC. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on July 26, 2019).

2	Joint Filing Agreement

CUSIP NO. 2718549 207	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2019	PHILLIPS 66
	By:	/S/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary

Dated: August 2, 2019	PHILLIPS 66 COMPANY
	By:	/S/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal and Government Affairs, General Counsel and Corporate Secretary

Dated: August 2, 2019	PHILLIPS 66 PROJECT DEVELOPMENT INC.
/S/ Paula A. Johnson
Paula A. Johnson
Vice President

Schedule I
Information regarding each director and executive officer of Phillips 66, Phillips 66 Company, and Phillips 66 Project Development Inc. is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
Greg C. Garland	Chairman of the Board and CEO of Phillips 66	U.S.
Gary K. Adams	Director, Phillips 66	U.S.
J. Brian Ferguson	Director, Phillips 66	U.S.
John E. Lowe	Non-Executive Chairman, Apache Corporation	U.S.
Harold W. McGraw III	Chairman Emeritus of McGraw Hill Financial	U.S.
Denise L. Ramos	Director, Phillips 66	U.S.
Glenn F. Tilton	Director, Phillips 66	U.S.
Victoria J. Tschinkel	Vice-Chairwoman of 1000 Friends of Florida	U.S.
Marna C. Whittington	Director, Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Sam A. Farace II	Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board and CEO	U.S.
Robert A. Herman	Executive Vice President, Refining	U.S.
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary	U.S.
Brian M. Mandell	Executive Vice President, Marketing and Commercial	U.S.
Kevin J. Mitchell	Executive Vice President, Finance and CFO	U.S.
Timothy D. Roberts	Executive Vice President, Midstream	U.S.
Chukwuemeka A. Oyolu	Vice President and Controller	U.S.

Phillips 66 Project Development Inc.
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal and Government Affairs, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Sam A. Farace II	Treasurer (Phillips 66)	U.S.
Executive Officers
Timothy D. Roberts	President	U.S.
Robert A. Herman	Vice President	U.S.
Paula A. Johnson	Vice President	U.S.
Brian M. Mandell	Vice President	U.S.
Ron W. Armstrong	Vice President	U.S.
Robert S. Bryce	Vice President	U.S.
Sam A. Farace II	Vice President and Treasurer	U.S.
Chukwuemeka A. Oyolu	Vice President	U.S.